LORAN
CONNECTION CORP.                            T-38 (048) 513.1902 F-(949) 218.4176


Responses:

1. Our response is as follows:

We have not considered providing our financial statements on a liquidation basis because we plan on operating as a going concern. Disclosure which we inadvertently omitted from our previous filing is that our President has agreed to loan us money to keep our business going. Any loans will be non-interest bearing and will be payable upon demand. Therefore, we believe that we will be able to operate as a going concern because we will be able to meet our obligations.

2. We added the second foot note as followed:

                         CALCULATION OF REGISTRATION FEE
================================================================================
Title of Each                          Proposed       Proposed
  Class of                             Maximum         Maximum
 Securities                            Offering       Aggregate       Amount of
   to be           Amount to be       Price Per       Offering      Registration
 Registered         Registered         Share (1)      Price (2)        Fee (2)
--------------------------------------------------------------------------------
Common Stock        1,890,000       $0.02 per share    $37,800          2.11
================================================================================

(1) Determined arbitrarily by adding a $0.01 premium to the last sale price of our common stock to investors.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

3. We disclosed on the page 3 that there is no current market for our shares:

There has been no market for our securities. Our common stock is not traded on any exchange or on the Over-the-Counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with FINRA for our common stock to become eligible for trading on the Over-the-Counter Bulletin Board. We do not yet have a market maker who has agreed to file such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so.

4. We added disclosure in this section that our auditor has issued a going concern opinion:

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months.

5. We disclosed in the Summary that we will need to obtain additional financing to operate our business for the next six months.

We do not have sufficient cash and cash equivalents to execute our operations and will need to obtain additional financing to operate our business for the next six months. Additional financing, whether through public or private equity or debt financing, arrangements with the security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. At the present time, we have not received any confirmation from any party of their willingness to loan or invest funds to the company but will seek funding advances from sources such as our officer and director or from sale of our common stock.

6. Changes have been made to the Form S-1.

7. The world wide economic slowdown could affect Ukraine's tourism, but no more than other countries. Please see below for tourism stats provided by the Statistics Agency of Ukraine: o 2000: 6.4 million

     *    2001: 9.1 million
     *    2002: 10.5 million
     *    2003: 12.5 million
     *    2004: 15.4 million
     *    2005: 17.6 million
     *    2006: 18.9 million
     *    2007: 23.1 million
     *    2008: 25.4 million

A disclaimer has been added to the risk factors to discuss the world's current economic impacts:

"DUE TO A WORLDWIDE ECONOMIC RECESSION TOURISM COULD BE NEGITIVELY IMPACTED.

The current economic recession has caused a reduction in tourism throughout the world. Depending on the length and severity of this recession this could materially and adversely affect our business and could seriously decrease our revenues or prevent us from generating any revenues."

8. We changed the "when" in the heading to "if", and revised to clarify one of the factors that will sharply limit liquidity of the shares is the extremely small numbers of holders.

IF our shares of common stock commence trading on the OTC Bulletin Board, the trading price will fluctuate significantly and stockholders may have difficulty reselling their shares.

As of the date of this Registration Statement, our common stock does not yet trade on the Over-the-Counter Bulletin Board. If our shares of common stock commence trading on the Bulletin Board, the extremely small numbers of holders will sharply limit liquidity of the shares, and there is a volatility associated with Bulletin Board securities in general and the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock: (i) disappointing results from our discovery or development efforts; (ii) failure to meet our revenue or profit goals or operating budget;
(iii) decline in demand for our common stock; (iv) downward revisions in securities analysts' estimates or changes in general market conditions; (v) technological innovations by competitors or in competing technologies; (vi) lack of funding generated for operations; (vii) investor perception of our industry or our prospects; and (viii) general economic trends.

9. The amount of capital required has been added to the disclosure statement:

As outlined on page 24 of the Registration Statement we will require at least $39,500 in order to proceed with our business plan

A breakdown of the expenses is already given under the Plan of Operation section on page 24 of the Form S-1)

10. The following addition was made to the disclosure statement:

nor are we certain of our ability to be able to absorb the costs associated with being a public company. The specific costs will depend on the complexity of our financial statements and demands on legal and audit services, but could be in excess of $100,000 per year.

11. We deleted this section.

12. Please note that on page II-3 the date March 31, 2009 is used for the completion of the last round of financing. However the number of shareholders did not change from this date until the filing of the registration statement. Both are correct and as so we have chosen "the most recent practicable date" as suggested in comment 22- The date of the Registration statement will be used. This change has been made on page 16 of the Form S-1.

13. At this point we are still a start-up business venture and our business plan is written in a pro-forma style. We have removed any language that is promotional and added disclosure stating "if we are able to proceed with our business" so the fact that these are aspirations are re-enforced to potential investors.

14.   Revisions   have  been  made  to  show  that  our  Company  is   "finding"
accommodations rather than providing them.

15. Marketing language has been removed.

16. The wording has been changed to remove the discrepancy:

17. We believe people will pay for our service because of the quality of customer service. It is true that similar services are often available for free but Loran Connections will provide a much more customized and in-depth service than local governments provide. As mentioned in the registration statement we begin to work with our clients before they ever arrive at their destination. We do far more than offer brochures and point out directions to local restaurants like government provided services. We work with our clients to assure their entire trip goes as planned. This means not only suggesting destinations and hotels, but booking and arranging times for a variety of events.

18. Since the initial submission of the Form S-1 we have found a web designer and the following revision has been made:

We have contacted an independent web designer who has agreed to create our site for between $1000 and $2000.

19. The wording in the Marketing Strategy section has been changed to add the price for marketing. This was not included in the Company's financials because it was not invoiced at the time the audited financials were completed.

20. Comments discussing actual time of office change have been removed.

21. The filing date of the S-1A will be used-please see answer to comment 12

22. The following addition has been made:

once we are subject to the 34 Act for 90 days.

23. Revisions have been made to show a breakdown of the costs budgeted for each item described.

24. We have inserted the following disclosure:

Reports to Security Holders

Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of the Exchange Act. We will make available to our shareholders annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial statements for each of the first three quarters of each year; however, we will not send the annual report to our shareholders unless requested by an individual shareholder.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

25. We revised this table to provide separate disclosures for each beneficial owner.

Title of                     Name and address                     Amount of             Percent
 Class                     of beneficial owner               beneficial ownership       of class
 -----                     -------------------               --------------------       --------
Common Stock       Larysa Dekhtyaruk                                 900,000             18.79%
                   President, Chief Executive Officer,
                   Chief Financial Officer, Secretary,
                   Treasurer, Chief Accounting Officer
                   and Director
                   190 Dzerjinskogo St.,
                   Ovidiopol, Odesska obl., 67801, Ukraine

Common Stock       Artem Kruk                                      2,000,000             41.75%
                   Director
                   190 Dzerjinskogo St., Ovidiopol
                   Odesska obl., 67801, Ukraine

Common Stock       All Officers and Sole Director as a             2,900,000             60.54%
                   Group                                            shares

26. The following disclosure has been added:

The Company's President Larysa Dekhtyruk purchased 900,000 shares of Loran Connections at a price of $0.001 per share on November 28, 2008. She currently owns 18.79% of the Company's stock. Artem Kruk, a Director of Loran Connections, purchased 2,000,000 shares of Loran Connections at a price of $0.001 per share on December 4, 2008. He currently owns 41.75% of the company's stock.

27. The following disclosure has been added:

On July 25, 2008 related party had loaned the Company $1,100. The loan is non-interest bearing, due upon demand and unsecured.

28. We have inserted the following disclosure:

                   SUBJECT TO COMPLETION, DATED JULY 21, 2009

                                   PROSPECTUS

                             LORAN CONNECTION CORP.

                                1,890,000 SHARES
                                  COMMON STOCK

                      Dealer Prospectus Delivery Obligation

Until ________________________, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

29. No printing fees are necessary.

30. The discrepancy has been deleted and the date December, 4 2008 is consistent throughout.

31. The discrepancy has been deleted and the date March 31, 2009 is consistent througout

32. We have revised our disclosure as follows:

We are required by law to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act of 1933, or pursuant to an available exemption from registration.

33. The last two paragraphs of our undertakings were deleted.

34. Include the document title Corporate Charter

35. Revised consent is enclosed